UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

RESULTS 4Q21

February 22, 2022

Telefônica Brasil S.A.
Investor Relations

4Q21 HIGHLIGHTS

Largest customer base in Vivo's history, 98.8 million total accesses, following its purpose of ‘Digitalize to bring closer’

•	Mobile customer base reached 83.9 million accesses, +5.4 million compared to 4Q20, the highest historical level;
•	Postpaid accesses totaled 49.6 million, +4.8 million in the last 12 months, representing 59.1% of the total mobile customer base;
•	4.6 million (+36.4% y-o-y) homes connected with FTTH, with 1.2 million net additions in the year;
•	Vivo's FTTH coverage is available in 327 cities (+61 cities in 2021), with 19.6 million homes passed (+4.2 million homes passed in 12 months).

Net revenue increases +2.8% y-o-y, with higher representativeness of the core businesses

•	Core business[1] accounts for 90.6% (+2.7 p.p.) of total revenue and grows +6.0% y-o-y in 4Q21;
•	Growth in postpaid revenue (+3.9% y-o-y) and recovery of handset revenue (+8.8% y-o-y);
•	Total fixed revenue increases 0.8% y-o-y, maintaining the positive trend, with higher relevance of the core fixed businesses[1], which was boosted by the 31.2% y-o-y increase of FTTH revenue.

Control of costs from operations2 offsets cost increases due to higher sales of services and products

•	Costs from operations[2] decline 1.6% y-o-y, benefited by digitization and efficiency initiatives and controlled provisioning for bad debt;
•	EBITDA totaled R$4.9 billion (+1.2% y-o-y) in 4Q21, with an EBITDA margin of 42.9%.

Annual net income amounts to R$6.2 billion (+30.6% y-o-y) and shareholder remuneration is improved with the Share Buyback Program

•	Free cash flow[3] totaled R$7.4 billion in 2021, reflecting our efficient financial management;
•	Dividend distribution of R$6.3 billion[4], which represents a dividend yield of 7.7% and a dividend payout of 101%. If we consider the buyback of shares in the amount of R$496 million in 2021, the dividend + share buyback yield would be 8.4% and the dividend + share buyback payout would reach 109%;
•	Approval of the new Share Buyback Program and of the cancellation of treasury shares (14,046,652 shares or 0.83% of the capital stock).

1 Company’s total revenues excluding fixed voice, xDSL and DTH.

2 Personnel, Commercial and Infrastructure Costs, PDA, General, Administrative and Other Operating Revenues (Expenses).

3 Free Cash Flow after Leasing payment does not include the proceeds from the sale of equity interest in FiBrasil and CloudCo announced during 3Q21, in the net amount of R$253 million.

4 Including the proposed dividends to be ratified at the Annual Shareholders' Meeting to be held on April 26, 2022.

2

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the fourth quarter of 2021, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to rounding differences.

Click here to access the spreadsheet containing the data available on our Investor Relations website.

Highlights

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY

Net Operating Revenue	11,501	11,193	2.8	44,033	43,126	2.1
Core Revenue[1]	10,415	9,828	6.0	39,319	37,030	6.2
Mobile Revenue	7,847	7,569	3.7	29,376	28,421	3.4
Fixed core revenue	2,568	2,259	13.7	9,942	8,609	15.5
Non-core Revenue[2]	1,086	1,365	(20.4)	4,714	6,096	(22.7)
Recurring Total Costs[3]	(6,568)	(6,316)	4.0	(26,005)	(25,394)	2.4
Reported Total Costs	(6,568)	(6,316)	4.0	(25,025)	(25,318)	(1.2)
Recurring EBITDA[3]	4,933	4,877	1.2	18,027	17,733	1.7
Recurring EBITDA Margin[3]	42.9%	43.6%	(0.7) p.p.	40.9%	41.1%	(0.2) p.p.
Reported EBITDA	4,933	4,877	1.2	19,007.2	17,808.4	6.7
Reported EBITDA Margin	42.9%	43.6%	(0.7) p.p.	43.2%	41.3%	1.9 p.p.
Net Income	2,628	1,293	103.2	6,229	4,771	30.6

CAPEX ex-licences | ex-IFRS 16[4]	2,339	2,429	(3.7)	8,685	7,789	11.5
Free Cash Flow[5]	737	708	4.1	7,438	9,140	(18.6)

Core Revenue1 / Net Revenue	90.6%	87.8%	2.7 p.p.	89.3%	85.9%	3.4 p.p.
Non-core Revenue2 / Net Revenue	9.4%	12.2%	(2.7) p.p.	10.7%	14.1%	(3.4) p.p.

Total Subscribers (Thousand)	98,760	95,051	3.9	98,760	95,051	3.9
Core Subscribers	90,373	84,507	6.9	90,373	84,507	6.9
% / total accesses	91.5%	88.9%	2.6 p.p.	91.5%	88.9%	2.6 p.p.
Non-core Subscribers	8,387	10,544	(20.5)	8,387	10,544	(20.5)
% / total accesses	8.5%	11.1%	(2.6) p.p.	8.5%	11.1%	(2.6) p.p.

1 Company’s total revenues excluding fixed voice, xDSL and DTH.

2 Fixed voice, xDSL and DTH revenues.

3 Excluding the following non-recurring effects: 1Q20: positive effect of R$76 million related to the sale of towers and rooftops. 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax issues (R$1,549 million related to the Federal Supreme Court decision regarding the right to exclude ICMS from the calculation basis of the PIS/COFINS contribution; expense of R$415 million due to tax contingencies) and regulatory contingencies, representing an expense of R$571 million. 3Q21: positive effect of R$416.6 million related to the closing of FiBrasil's operation.

4 Does not include investments in 5G licenses totaling R$4,459 million recorded in 4Q21.

5 Free cash flow after payment of Leasing does not include: 1Q20: R$470 million received from the sale of towers and rooftops. 3Q21: receipt of the sale of FiBrasil and CloudCo in the net amount of R$253 million.

3

MOBILE BUSINESS

Operational Performance

Thousand	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY
TOTAL MOBILE SUBSCRIBERS	83,921	78,532	6.9	83,921	78,532	6.9
Postpaid	49,634	44,870	10.6	49,634	44,870	10.6
M2M	12,467	10,452	19.3	12,467	10,452	19.3
Prepaid	34,287	33,663	1.9	34,287	33,663	1.9
MARKET SHARE	33.1%	33.6%	(0.4) p.p.	33.1%	33.6%	(0.4) p.p.
Postpaid	37.0%	37.7%	(0.7) p.p.	37.0%	37.7%	(0.7) p.p.
Prepaid	28.7%	29.3%	(0.5) p.p.	28.7%	29.3%	(0.5) p.p.
ARPU (R$/month)	28.0	29.1	(3.8)	27.5	28.6	(4.0)
Postpaid (Human)	50.6	51.0	(0.7)	49.6	50.7	(2.1)
M2M	3.1	3.1	(1.1)	2.9	3.0	(2.1)
Prepaid	13.0	13.4	(3.0)	12.4	12.9	(3.6)
MONTHLY CHURN	2.8%	2.9%	(0.2) p.p.	2.8%	3.1%	(0.3) p.p.
Postpaid (ex-M2M)	1.3%	1.1%	0.2 p.p.	1.2%	1.3%	(0.1) p.p.
Prepaid	4.7%	4.8%	(0.1) p.p.	4.8%	5.1%	(0.4) p.p.

In the last 12 months, we recorded 5,389 thousand mobile accesses, totaling 83,921 thousand at the end of 4Q21. We maintained an unrivaled leadership in the mobile business, with a 33.1% market share in December 2021.

Postpaid accesses reached 49,634 thousand in December 2021, representing an increase of 4,764 thousand accesses y-o-y and 59.1% of the total mobile access base. Postpaid net additions were 1,544 thousand in the quarter, driven by M2M, the migration of prepaid customers to hybrid plans and migration from hybrid to postpaid plans, and by the increasing positive balance of portability to Vivo. This significant increase in the postpaid customer base reflects the growing demand for data and high-quality connectivity.

The prepaid customer base came to 34,287 thousand accesses at the end of December 2021, an increase of 625 thousand accesses in the year, with a 28.7% market share in December 2021. The renowned quality of service provided by Vivo resulted in 124 thousand prepaid net adds in the last quarter.

In the Machine-to-Machine (M2M) market, the access base reached 12,467 thousand customers, up 2,015 thousand y-o-y, caused by the resumption of commercial activity.

Mobile ARPU decreased 3.8% y-o-y in 4Q21, due to a more concentrated mix of gross adds in the entry level of postpaid and hybrid plans, in addition to the impact on prepaid of the reduction of COVID-19’s emergency aid distributed by the Government.

4

Financial Performance

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY

NET MOBILE REVENUE	7,847	7,569	3.7	29,376	28,421	3.4
Mobile Service Revenue	6,967	6,760	3.1	26,733	25,948	3.0
Postpaid	5,635	5,425	3.9	21,683	21,024	3.1
Prepaid	1,333	1,336	(0.2)	5,049	4,925	2.5
Handset Revenues	880	809	8.8	2,643	2,473	6.9

Net Mobile Revenue increased 3.7% y-o-y in 4Q21, driven by higher service and handset revenues.

Mobile Service Revenue grew by 3.1% y-o-y, driven by Postpaid Revenue1, which increased 3.9% over 4Q20. In the last quarter, we continued to accelerate migrations from prepaid to hybrid and from hybrid to postpaid. In addition to the customer base growth, we readjusted the hybrid plans at the end of June 2021 in line with inflation for the period. The Postpaid revenue represented 81% of the Company's mobile service revenue in 4Q21, ensuring recurrence and protection against high inflation as we have been able to pass-through inflationary effects to our postpaid customers.

Prepaid Revenue remained virtually stable in relation to the same period of the previous year, even with the reduced amount of COVID-19 related emergency aid distributed by the Government and a more challenging economic scenario due to the high inflation. The prepaid customer base grew 1.9% in the last 12 months and 83% of the customers used the Vivo Turbo offer in December/21 (+6.5 p.p. y-o-y), ensuring higher top-up recurrence. We highlight the increased representativeness of top-ups made through digital channels, which represented 38% of the total, an increase of +3.1 p.p. y-o-y.

Promotional campaigns for Black Friday and Christmas, jointly with high-end handset launches, resulted in Handset Revenue growth of 8.8% over the same quarter last year.

5

 FIXED LINE BUSINESS

Operational Performance

Thousand	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY
TOTAL FIXED SUBSCRIBERS	14,839	16,519	(10.2)	14,839	16,519	(10.2)
Core fixed subscribers[1]	6,452	5,975	8.0	6,452	5,975	8.0
FTTx	5,535	5,084	8.9	5,535	5,084	8.9
FTTH	4,609	3,378	36.4	4,609	3,378	36.4
IPTV	917	891	2.9	917	891	2.9
Non-core fixed subscribers[2]	8,387	10,544	(20.5)	8,387	10,544	(20.5)

ARPU | FTTH (R$/month)	87.3	91.9	(4.9)	90.8	87.8	3.3
ARPU | IPTV (R$/month)	128.8	119.4	7.9	125.6	116.4	7.9

Core fixed subscribers1 / Total Fixed subscribers	43.5%	36.2%	7.3 p.p.	43.5%	36.2%	7.3 p.p.
Non-core fixed subscribers2 / Total Fixed subscribers	56.5%	63.8%	(7.3) p.p.	56.5%	63.8%	(7.3) p.p.

Total fixed accesses amounted to 14,839 thousand in 4Q21, down 10.2% from 4Q20, due to the maturity of non-core services (fixed voice, xDSL and DTH), which was partially offset by the growth in the core technologies base, accounting for 43.5% of fixed accesses, a 7.3 p.p. y-o-y increase.

Core accesses1 increased by 8.0% y-o-y in 4Q21, to 6,452 lines. This performance results from our strategy of focusing on expanding the fiber network, which allows us to offer high-quality connection and higher speeds, driving the expansion of the FTTH (+36.4% y-o-y) and IPTV (+2.9% y-o-y) customer bases.

We closed 4Q21 with 4.6 million FTTH accesses, after a net addition of 253 thousand accesses in the quarter, proving the importance of the service and the outstanding fiber quality associated with Vivo’s product.

FTTH ARPU decreased by 4.9% y-o-y, impacted by the positive fact that we have been able to accelerate the number of net additions throughout the year, especially in new regions, where promotional prices may be applied.

IPTV posted ARPU growth of 7.9% y-o-y in the quarter, reflecting the high-quality, interactive offering we have on this service.

1 FTTx and IPTV.

2 Fixed voice, xDSL and DTH.

6

Financial Performance

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY

NET FIXED REVENUE	3,654	3,623	0.8	14,656	14,705	(0.3)
Core fixed revenue[1]	2,568	2,259	13.7	9,942	8,609	15.5
FTTx	1,365	1,236	10.4	5,357	4,701	14.0
FTTH	1,176	896	31.2	4,385	3,060	43.3
IPTV	355	313	13.3	1,378	1,124	22.6
Corporate Data, ICT and others	848	710	19.5	3,207	2,784	15.2
Non-core fixed revenue[2]	1,086	1,365	(20.4)	4,714	6,096	(22.7)

Core fixed revenue1 / Net fixed revenue	70.3%	62.3%	7.9 p.p.	67.8%	58.5%	9.3 p.p.
Non-core fixed revenue2 / Net fixed revenue	29.7%	37.7%	(7.9) p.p.	32.2%	41.5%	(9.3) p.p.

Core Fixed Revenue1, which now represents 70.3% of fixed net revenue, increased +13.7% y-o-y and contributed to maintain the growth trend in fixed net revenue. This movement is a result of the the company's strategic decision to focus its investments on more advanced technologies, such as fiber.

FTTx revenues grew 10.4% y-o-y in 4Q21, driven by the strong performance of the FTTH revenues (+31.2% y-o-y). In the last twelve months, our fiber network reached another 61 cities, with an additional 3.9 million homes passed. At the end of the quarter, we totaled 19.6 million homes passed in 327 cities.

We aim to reach 29 million homes passed by the end of the year 2024. The pace of our network expansion will allow us to accelerate the volume of homes connected, and consequently capture the return on investment.

Revenue from IPTV, a product associated to fiber connectivity, increased 13.3% y-o-y in 4Q21, confirming the quality of Vivo's TV offer.

Corporate Data Revenue, ICT and others’ strong performance of 19.5% y-o-y in the quarter is a result of the complete portfolio of products and services offered by the Company, including services that go beyond connectivity such as cloud, IT, equipment, and cybersecurity solutions, among others, allowing us to help companies of all sizes to digitalize their operations.

1 FTTx, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.

2 Fixed voice, xDSL and DTH revenues.

7

COSTS

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY

TOTAL COSTS	(6,568)	(6,316)	4.0	(25,025)	(25,318)	(1.2)
COST OF SERVICES AND PRODUCTS SOLD	(2,349)	(2,026)	15.9	(7,996)	(7,072)	13.1
Services	(1,289)	(1,093)	18.0	(4,774)	(4,193)	13.9
Products sold	(1,060)	(934)	13.5	(3,222)	(2,879)	11.9
COSTS FROM OPERATIONS	(4,220)	(4,290)	(1.6)	(17,029)	(18,246)	(6.7)
Personnel	(1,071)	(910)	17.7	(4,112)	(3,741)	9.9
Commercial and Infrastructure	(3,039)	(2,932)	3.7	(12,224)	(12,093)	1.1
Provision for Bad Debt	(323)	(380)	(14.9)	(1,436)	(1,740)	(17.5)
General and Administrative Expenses	(334)	(312)	6.9	(1,185)	(1,216)	(2.5)
Other Net Operating Revenues (Expenses)	547	244	124.7	1,928	544	254.3
Recurring Total Costs[1]	(6,568)	(6,316)	4.0	(26,005)	(25,394)	2.4

We have been presenting a new cost classification, separating costs directly related to revenue generation from those related to operation and maintenance of the Company’s activities. Historic data is available on the Investor Relations website.

Recurring Total Costs1, excluding Depreciation and Amortization expenses, amounted to R$6,568 million in the quarter, a 4.0% increase in the year, below inflation (IPCA-12M), which rose 10.1%.

Cost of Services and Products Sold increased by 15.9% y-o-y, due to higher revenues from services and products sold.

•	Services - up 18.0% y-o-y in 4Q21 reflecting higher revenues from license sales and services in the enterprise segment, in addition to higher interconnection and Fistel expenses.

•	Products Sold – an increase of 13.5% over 4Q20, due to higher revenues from sales of handsets and accessories related to Black Friday and Christmas campaigns.

Operating costs decreased 1.6% y-o-y, even with the high inflation in the period.

•	Personnel - a 17.7% y-o-y increase in 4Q21, due to the end of the provisional measure that reduced the working hours in 4Q20 and the annual salary adjustment.

•	Commercial and Infrastructure - an increase of 3.7% when compared to 4Q20, due to higher expenses with electricity, in addition to increased network usage and maintenance. These expenses were partially offset by the increased adoption of digital channels, which have lower fees, and the digitalization of customer service, billing, charges, and collections. Meu Vivo App totaled 19.6 million unique users (+3.3% y-o-y), while e-billing reached 94.0% penetration in December 2021 (+9.5 p.p. y-o-y).

•	Provision for Doubtful Accounts - decreased 14.9% y-o-y and ended 4Q21 at R$323 million, representing 1.9% of Gross Revenue (-0.4 p.p. y-o-y). Given the essential role of the connectivity service, customers prioritize the payment of their invoices with Vivo. This behavior, together with the execution of credit and billing initiatives, contributes to the reduction of the provision for doubtful accounts.

1 Excluding the following non-recurring effects: 1Q20: positive effect of R$76 million related to the sale of towers and rooftops. 2Q21: positive net effect of R$563 million, corresponding to extraordinary tax issues (R$1,549 million related to the Federal Supreme Court decision regarding the right to exclude ICMS from the calculation basis of the PIS/COFINS contribution; expense of R$415 million due to tax contingencies) and regulatory contingencies, representing an expense of R$571 million. 3Q21: positive effect of R$416.6 million from the closing of FiBrasil's operation.

8

•	General and Administrative - had a 6.9% y-o-y increase in the quarter due to higher expenses with outsourced services. When compared to 2020, it decreased by 2.5%.

•	Other Operating Income (Expenses) – registered an income of R$547 million in 4Q21, mainly due to tax recoveries and recurring sale of unused network materials.

EBITDA

Recurring EBITDA1 (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$4,933 million in 4Q21, up 1.2% over 4Q20, reaching an EBITDA margin of 42.9%. The positive performance reflects the expansion of mobile revenues by 3.2% y-o-y and the continuous control of operating costs.

In 2021, Recurrent EBITDA reached R$18,027 million (+1.7% y-o-y), with an 40.9% EBITDA margin, reflecting the Company's operational efficiency.

Considering the non-recurrent effects of the period, 2021 Reported EBITDA increased by 6.7% y-o-y, with a Reported EBITDA margin of 43.2% (+1.9 p.p. y-o-y).

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY

DEPRECIATION AND AMORTIZATION	(3,066)	(2,922)	4.9	(12,038)	(11,228)	7.2

Depreciation and Amortization grew 4.9% over 4Q20, reflecting the higher asset base and larger number of leasing contracts.

1 Excluding the following non-recurring effects: 1Q20: positive effect of R$76 million related to the sale of towers and rooftops. 2Q21: net positive effect of R$563 million, corresponding to extraordinary tax issues (R$1,549 million related to the Federal Supreme Court's decision regarding the right to exclude ICMS from the calculation basis of the PIS/COFINS contribution; expense of R$415 million due to tax contingencies) and regulatory contingencies, which represent an expense of R$571 million. 3Q21: positive effect of R$416.6 million from the closing of FiBrasil's operation.

9

FINANCIAL RESULT

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY

FINANCIAL RESULT	(400)	(287)	39.3	(1,127)	(573)	96.5
Income from Financial Investments	131	40	227.4	313	177	76.6
Debt Interest	(298)	(247)	21.0	(924)	(649)	42.4
Monetary and Exchange Variation and Others	(233)	(81)	188.6	(515)	(102)	406.3

In 4Q21, the Financial Result recorded a net expense of R$400 million, due to the higher indebtedness related to contracts recognized as leasing due to IFRS16 and the lower financial interest applicable to tax credits.

NET INCOME

In 4Q21, Net Income reached R$2,628 million, an increase of 103.2% y-o-y, mainly due to the recording of a tax credit in the amount of R$1,408 million, related to a Supreme Court decision that defined as unconstitutional the incidence of income taxes over monetary updates received from tax refunds.

In 2021, Net Income was R$6,229 million, up 30.6% y-o-y.

CAPEX

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY

Network	1,808	1,882	(3.9)	7,102	6,328	12.2
Technology, Information System and Others	530	547	(3.1)	1,582	1,461	8.3
CAPITAL EXPENDITURES EX-LICENSES | EX-IFRS 16	2,339	2,429	(3.7)	8,685	7,789	11.5
Licenses	4,463	184	2,321.4	4,496	184	2,339.6
CAPITAL EXPENDITURES | EX-IFRS 16	6,801	2,614	160.2	13,181	7,973	65.3
IFRS 16 | Leasing	850	3,351	(74.6)	3,113	4,461	(30.2)
TOTAL | IFRS 16	7,652	5,965	28.3	16,294	12,435	31.0

CAPITAL EXPENDITURES EX-LICENSES | EX-IFRS 16 / NET REVENUE	20.3%	21.7%	(1.4) p.p.	19.7%	18.1%	1.7 p.p.

CapEx, not considering licenses, reached R$2,339 million in 4Q21, representing 20.3% of Net Operating Revenue for the quarter. The investments were aimed at strengthening our mobile network and expanding the fiber network, ensuring a higher availability of Vivo's services to meet the growing demand for quality connection.

In 4Q21, we recorded R$4,459 million related to the 5G licenses auctioned by ANATEL in November 2021, consisting of:

•	R$929 million to be paid to ANATEL in 20 annual installments until December 2040, updated by the Selic rate;
•	R$2,104 million to be allocated to EAF (Entidade Administradora de Faixa) in 2 installments, of which: 50% within 10 days of the EAF's establishment, and the remaining 50% within 120 days after the 1st installment payment, updated by the IGP-DI variation;
10

•	R$1,426 million to be allocated to EACE (Entidade Administradora da Conectividade de Escolas) in 5 installments, of which: 20% within 30 days from the EACE's establishment and 4 installments of 20% every 6 months after the 1st installment, updated by the IGP-DI variation.

When considering licenses and the IFRS 16 effect, investments increased by 28.3% y-o-y in the quarter.

CASH FLOW

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY

Recurring EBITDA	4,933	4,877	1.2	18,027	17,733	1.7
Capital Expenditures	(2,339)	(2,429)	(3.7)	(8,685)	(7,789)	11.5
Taxes and Net Financial Result	(339)	(285)	18.9	(1,371)	(840)	63.3
Working Capital Variation	(628)	(26)	2,300.7	1,923	2,880	(33.2)
FREE CASH FLOW FROM BUSINESS ACTIVITIES[1]	1,627	2,136	(23.8)	9,894	11,984	(17.4)
IFRS16 | Lease Payments	(890)	(1,428)	(37.7)	(2,455)	(2,844)	(13.7)
FREE CASH FLOW AFTER LEASE PAYMENTS[1]	737	708	4.1	7,438	9,140	(18.6)

Free Cash Flow after Leasing Payments1 totaled R$737 million in 4Q21, 4.1% increase y-o-y, mainly due to higher recurring EBITDA, better performance of working capital and lower leasing payments in the period.

In 2021, the Free Cash Flow after Leasing payments was R$7,438 million, a decrease of 18.6% y-o-y due to the increase in investments, higher financial and tax payments and lower working capital variation, caused by the decrease in the effects of using tax credits, partially offset by lower leasing payments.

1 Free cash flow after payment of Leasing does not include: 1Q20: R$470 million received from the sale of towers and rooftops. 3Q21: receipt of the sale of FiBrasil and CloudCo in the net amount of R$253 million.

11

DEBT

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2,5% to 5,5%	2023	0.05	-	0.05
Suppliers	R$	98,9% to 120,8% of CDI	2022	225	-	225
Debentures 5th Issue - Single Series	R$	108,25% of CDI	2022	1,028	-	1,028
Financial Leases	R$	IPCA	2033	32	214	246
5G Licenses	R$	Selic and IGP-DI	2040	2,746	1,704	4,451
ISSUANCES | EX-IFRS 16				4,032	1,918	5,950
IFRS 16 Effects | Leasing	R$	IPCA	2041	2,875	8,109	10,984
TOTAL | IFRS 16				6,907	10,027	16,934

Net Debt | ex-IFRS 16				Long-term Debt Profile
Consolidated in R$ million	12/31/2021	09/30/2021	12/31/2020	4Q21
Short-Term Debt	4,032	1,409	1,461	Year	Pro forma	IFRS 16
Long-Term Debt	1,918	223	1,303		(R$ million)	(R$ million)
Total Debt	5,950	1,632	2,764	2023	649	3,318
Cash and Cash Equivalents	(6,504)	(8,728)	(5,764)	2024	360	2,343
Derivatives	13	13	6	2025	71	1,329
Net Cash	(541)	(7,083)	(2,995)	2026	69	942
Net Debt / EBITDA AL2	(0.41)	(22,881.93)	(0.26)	After 2026	769	2,096
				Total	1,918	10,027

The Company closed 4Q21 with gross debt1 of R$5,950 million, 100% denominated in local currency, an increase due to the financial liabilities related to the 5G licenses acquired at ANATEL's auction. Considering Cash, Cash Equivalents and Derivatives, the Company recorded net cash of R$541 million in 2021. If the effect of IFRS 16 is included, net debt totaled R$10,443 million at the close of 4Q21.

1 Excludes the effect of IFRS 16.

12

RETURNS TO SHAREHOLDERS

The Board of Directors approved the payment of interest on capital and dividends totaling the gross amount of R$6,264 million related to fiscal year 2021. As a result, dividend payout reached 101% and dividend yield was 7.7% in 2021, reaffirming the Company’s commitment to maximize shareholders’ returns.

The payout will be considered as part of the mandatory minimum dividends for fiscal year 2021, ad referendum of the Annual Shareholders' Meeting to be held in April 26, 2022, and payments will be made as described in the following table, which also includes the amounts per share distributed.

2021	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Gross Amount (BRL)	Net Amount (BRL)	Payment Date

Dividends (based on Dec-21)	To be deliberated on 04/26/2022[1]	04/26/2022	2,029	2,029	1.209659	1.209659	10/18/2022

Dividends (based on Dec-21)	12/10/2021	12/27/2021	1,500	1,500	0.894487	0.894487	10/18/2022

IOC (based on Nov-21)	12/10/2021	12/27/2021	805	684	0.480042	0.408035	07/19/2022

IOC (based on Aug-21)	09/16/2021	09/30/2021	600	510	0.357288	0.303695	07/19/2022

IOC (based on May-21)	06/17/2021	06/30/2021	630	536	0.373900	0.317815	07/19/2022

IOC (based on Mar-21)	04/15/2021	04/30/2021	280	238	0.166114	0.141197	07/19/2022

IOC (based on Feb-21)	03/18/2021	03/31/2021	270	230	0.160098	0.136084	07/19/2022

IOC (based on Jan-21)	02/12/2021	02/26/2021	150	128	0.088896	0.075561	07/19/2022

1 The Management's proposed future dividend to be discussed at the Annual Shareholders' Meeting to be held on April 26, 2022. Value per share subject to the variation due to the eventual execution of the Share Buyback Program.

In addition, the Share Buyback Program was still in effect in 2021. Over the year, we repurchased 11,235,900 shares, amounting to R$496 million. If we consider the amount invested in the buyback of shares in 2021, the dividend + share buyback yield would be 8.4% and the dividend + share buyback payout would reach 109%.

In February 2022, the Company’s Board of Directors approved the cancellation of 14,046,652 shares held in treasury as of December 31, 2021, corresponding to 0.83% of the capital stock.

The Board of Directors also approved a new Share Buyback Program effective until February 22, 2023.

These initiatives aim to further strengthen Vivo's position as one of Brazil's leading companies in shareholder remuneration.

13

OWNERSHIP STRUCTURE

12/31/2021	Common/Total
Controlling Group	1,244,241,119
73.6%
Minority Shareholders	432,697,152
25.6%
Treasury	14,046,652
0.8%
Total Number of Shares	1,690,984,923

Book Value per Share:	R$ 41.70

CAPITAL MARKET

VIVT3 shares closed 2021 at R$48.19, up 12.4% from the closing price at the end of September 2021, with an average daily traded volume of R$128 million. When we consider VIVT3 shares adjusted for dividends, the appreciation in the quarter was of 16.3%, while the IBOV registered a drop of 5.5% in the period.

The chart below shows the Company's stock performance in the past 12 months:

14

DIGITAL BUSINESS

Based on the strategic pillar #temtudonaVivo (Vivo has everything), we are strengthening the Company as a platform to distribute products and services, while continuing to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

Education

Vivo and Ânima, one of the largest private educational organizations in higher education in Brazil, have signed an investment contract to establish a joint venture in the education area.

Through this initiative, Vivo and Ânima intend to implement a digital education platform with online qualification courses, focused on lifelong learning and employability in areas such as Technology, Management, Business Administration, and Tourism. By combining Ânima's know-how in providing digital courses with Vivo's scale and distribution capacity, the joint venture will offer its customers customized development paths, with updated content that meets current job market demands, contributing to the development and improvement of its students' living conditions.

Health and Wellness

Vivo Meditação has been renamed Atma and its new goal is helping its users connect to their core. Furthermore, its interface has been redesigned and the meditations reorganized for a more user-friendly navigation. Atma reached 150,000 app installations exclusively by leveraging on Vivo’s customer base. In 2021, there were 8 million minutes of meditation completed in over 1,000 different meditation programs.

Financial Services

Vivo Money, our personal credit service for postpaid, hybrid, and prepaid customers, ended the year with more than R$30 million in credit granted. The monthly amount of credit originated increased by 6.7x compared to 4Q20 and the monthly number of new contracts grew 6.5x compared to the same quarter of the previous year.

Entertainment

Vivo has partnerships with the main OTTs in the market, such as Netflix, Disney+, Amazon Prime Video, Spotify and Tidal, to complement Vivo’s mobile and fiber offers and to facilitate the access to content. We ended 2021 with 1.2 million subscriptions of OTT content platforms, growing the number of accesses by 73% year-over-year.

Digital Business Services

Brazilian companies are moving towards digitalization at an accelerated pace and Vivo offers services beyond connectivity, forming a digital services ecosystem composed of cloud services, cybersecurity, IoT, big data, messaging, IT equipment sales and rentals, among others.

In 2021, the corporate digital services produced about R$2.1 billion in revenues for the Company, with 46% y-o-y growth. We highlight the annual revenue reached from the sale of cloud services (~R$600 million, +96% y-o-y), and of digital solutions (~R$780 million, +29% y-o-y).

15

ESG – ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Telefônica Brasil presents an ESG strategy that aims to ensure commitment to sustainable growth. This strategy has 6 pillars of performance with more than 60 indicators monitored by the Board of Directors through the Quality and Sustainability Committee via the Responsible Business Plan (RBP). RBP consists of company-wide targets (2021 - 2024) that promote responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant current and future issues in the environmental, social, and governance dimensions.

In 2021, the reverse logistics program Recicle com a Vivo reached more than 9 tons of electro-electronic waste collected at the collection points throughout the country. In order to engage our customers, we also launched the EcoSmart seal, which indicates B2B products and services with proven environmental benefits. In the past year, the digitalization generated by our products and services has contributed to avoid 1,175.4 thousand tCO2e of customer emissions.

The Distributed Generation Program ended the year with 21 operating plants of the 83 planned until 2022. Moreover, the company decreased its direct emissions by 19% compared to 2020, exceeding the goal associated with executive bonuses, whose proportion was increased from 1% to 5% last year. Also on the emissions area, Telefônica Brasil launched the Carbon in the Supply Chain Program, aiming to engage the suppliers in fighting climate change and contribute to the global target of reducing emissions in the value chain by 39% until 2025 and zero net emissions by 2040. The Program reached more than 100 suppliers by 2021.

The Telefônica Vivo Foundation has assisted about 2.7 million people and invested approximately R$64.2 million in 2021. A highlight of the year was the launch of the Data Science project, which offers training oriented to this area for students from the public school, through technical qualification. Aimed at young people in high school, the course offers the opportunity to better plan their careers in emerging areas of the job market. The project will be developed in partnership with the State Education Departments and, in the pilot phase, will attend 18 schools in 3 states: Espírito Santo, Santa Catarina and Mato Grosso do Sul.

In diversity, important projects were launched, such as 4%, aimed at bringing greater visibility to female sports, and Telas Pretas, the largest digital exhibition of black art in the country. On the race front, the company ended the year with 30% of black people in the workforce and has committed to achieve 30% of black people in leadership positions by 2024. Regarding the LGBTI+ public, 4% of employees declare themselves as part of the community. On the gender front, the company reached 29% women in leadership positions and has successfully achieved the goal of reaching 300 female employees in technical field functions, helping to include them in activities that were once typically male. The initiatives helped the company to be included for the first year in the Bloomberg Gender-Equality Index (GEI).

16

In innovation, Wayra Brasil, the Telefónica Group's open innovation hub, currently holds 33 startups in its portfolio, 57% of which have generated business for Telefônica Brasil. Among the projects is the BNDES Garage, focused on startups with social and environmental impact, in partnership with BNDES, Artemisia, and Liga Ventures, and the investment in disruptive startups such as Gabriel (security), Alicerce (edtech), and GamerSafer (cybersecurity). In addition, the company has expanded its portfolio with digital solutions that increase the population's access to essential services: Vida V (digital health platform) and the establishment of a joint venture with Ânima Educação to create a digital education platform focused on continuing education and employment.

The company has implemented significant standards and certifications showing its adherence to best practices: ISO 26001 (Social Responsibility) and ISO 27001 (Information Security) for the Vulnerability Management process of the digital security program, Vivo Segura. Telefônica Brasil's Internal Audit has a Quality Certificate granted by the Instituto de Auditores Internos de España and the Instituto dos Auditores Internos do Brasil. These initiatives are added to ISO 50001 (Energy) and ISO 14001 (Environmental) standards and, finally, the DSC 10,000 (Guidelines for the Compliance System), which demonstrates that ethics and Integrity are fundamental to our business. They are essential values to generate and consolidate a relationship of trust with all our stakeholders.

Telefônica Brasil has been present in the main sustainability assessments, highlighting: a) 3rd place in the overall ranking of B3's Corporate Sustainability Index (ISE), in which we are members for the 10th consecutive year; b) 2nd consecutive year as a member of The Sustainability Yearbook 2022; c) The best-ranked Telco company in LatAm in the Dow Jones Sustainability Index (12th place); d) Member of the B3 Carbon Efficient Index (ICO2); e) 2nd place in the ALAS 20 list of Leaders in Sustainability and Corporate Governance; f) Only Telco company member of the Great Place To Work B3 Index, also ranking as the 3rd best company in the Great Place to Work Brazil 2021. The Company also integrates S&P ESG, FTSE4Good, and MSCI indexes.

All these important achievements and recognitions prove that, as we connect millions of Brazilians, we generate a positive impact for the market and society, fulfilling our purpose of “Digitalize to bring closer”.

17

INCOME STATEMENT

Consolidated in R$ million	4Q21	4Q20	∆% YoY	2021	2020	∆% YoY
Gross Operating Revenue	16,786	16,562	1.4	64,612	63,195	2.2
Net Operating Revenue	11,501	11,193	2.8	44,033	43,126	2.1
Core Revenue[1]	10,415	9,828	6.0	39,319	37,030	6.2
Mobile core revenue	7,847	7,569	3.7	29,376	28,421	3.4
Fixed core revenue	2,568	2,259	13.7	9,942	8,609	15.5
Non-core Revenue[2]	1,086	1,365	(20.4)	4,714	6,096	(22.7)
Total Costs	(6,568)	(6,316)	4.0	(25,025)	(25,318)	(1.2)
Cost of Services and Products sold	(2,349)	(2,026)	15.9	(7,996)	(7,072)	13.1
Services	(1,289)	(1,093)	18.0	(4,774)	(4,193)	13.9
Products sold	(1,060)	(934)	13.5	(3,222)	(2,879)	11.9
Costs from Operations	(4,220)	(4,290)	(1.6)	(17,029)	(18,246)	(6.7)
Personnel	(1,071)	(910)	17.7	(4,112)	(3,741)	9.9
Commercial and Infrastructure	(3,039)	(2,932)	3.7	(12,224)	(12,093)	1.1
Provision for Bad Debt	(323)	(380)	(14.9)	(1,436)	(1,740)	(17.5)
General and Administrative	(334)	(312)	6.9	(1,185)	(1,216)	(2.5)
Other Net Operating Revenue (Expenses)	547	244	124.7	1,928	544	254.3

EBITDA	4,933	4,877	1.2	19,007	17,808	6.7
EBITDA Margin %	42.9%	43.6%	(0.7) p.p.	43.2%	41.3%	1.9 p.p.

Depreciation and Amortization	(3,066)	(2,922)	4.9	(12,038)	(11,228)	7.2

EBIT	1,867	1,954	(4.5)	6,969	6,581	5.9

Financial Result	(400)	(287)	39.3	(1,127)	(573)	96.5

Gain (Loss) on Investments	(7)	(0)	n.a.	117	1	16,657.1

Taxes (Income tax / Social contribution)	1,168	(374)	n.a.	270	(1,238)	n.a.

Net Income	2,628	1,293	103.2	6,229	4,771	30.6

1 Company’s total revenues excluding fixed voice, xDSL and DTH.

2 Fixed voice, xDSL and DTH revenues.

18

BALANCE SHEET

Consolidated in R$ million	12/31/2021	12/31/2020	∆% YoY
ASSETS	115,664	108,738	6.4
Current Assets	21,060	19,061	10.5
Cash and Cash Equivalents	6,449	5,762	11.9
Accounts Receivable	8,100	8,183	(1.0)
Inventories	640	633	1.1
Other current assets	5,872	4,483	31.0
Non-Current Assets	94,603	89,678	5.5
Accounts Receivable	471	380	24.0
Guarantees and Deposits	2,761	2,813	(1.8)
Other assets	2,858	1,550	84.4
Property, Plant and Equipment, Net	44,409	44,353	0.1
Intangible Assets, Net	44,104	40,582	8.7
LIABILITIES AND SHAREHOLDERS' EQUITY	115,664	108,738	6.4
LIABILITIES	45,657	39,182	16.5
Current Liabilities	22,459	17,875	25.6
Accounts Payable and Suppliers	8,021	7,377	8.7
Taxes, Fees and Contributions	1,485	1,607	(7.6)
Loans, Financing, Debentures and Leasing	6,907	3,683	87.6
Interest on Capital and Dividends	4,266	3,866	10.3
Provisions and Contingencies	702	418	68.1
Other Liabilities	1,079	924	16.7
Non-Current Liabilities	23,198	21,307	8.9
Accounts Payable	1,793	323	454.8
Deferred Income Tax and Social Contribution	4,172	4,415	(5.5)
Loans, Financing, Debentures and Leasing	10,027	9,557	4.9
Provisions and Contingencies	5,721	5,192	10.2
Other Liabilities	1,485	1,820	(18.4)
SHAREHOLDERS' EQUITY	70,006	69,557	0.6

19

CONFERENCE CALL

Date: February 23, 2021 (Wednesday)

Time: 11:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephones:

•	Brazil: (+55 11) 4090-1621 or (+55 11) 4210-1803
•	USA: (+1 412) 717-9627
•	United Kingdom: (+44 20) 3795-9972
•	Spain: (+34 91) 038-9593

Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast in English.

Click here to access the webcast in Portuguese (simultaneous translation).

A replay of the conference call will be available one hour after the event, until March 2, 2022, at (+55 11) 3193-1012 (Code: 2135343#).

TELEFÔNICA BRASIL

Investor Relations

Christian Gebara

David Melcon

João Pedro Carneiro

Gabriel Menezes

Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687

E-mail: ir.br@telefonica.com

Information available on the website: www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely exclusively on the positions performed herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 22, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director